SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001-40

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON NOVEMBER 12nd, 2008.

VENUE AND TIME: Eusébio Matoso Avenue, 891, 22nd floor, in the city of São Paulo, State of São Paulo, at 11 a.m.

CHAIRMAN:  Pedro Sampaio Malan

QUORUM:  Totality of the elected members.

RESOLUCTION UNANIMOUSLY TAKEN:

1. Reappointed  Mr.  Pedro  Moreira  Salles,  current  President  of  the  Board  of  Officers,  to occupy the position of Vice President of the Board of Officers of the Company, with term of office  until  the  investiture of  the  members to  be  elected  by  the  Board of  Directors in a meeting to  be  held  until  April  30th,  2009,  provided  that  such  reappointment  will  be  valid after the investiture of the President of the Board of Officers elected below.

2.   Elected to the Board of Officers, with term of office until the investiture of the members to be elected by the Board of Directors in a meeting to be held until April 30th, 2009, Messrs.: (i)  President:  ROBERTO  EGYDIO  SETUBAL,  Brazilian  citizen,  married,  engineer,  bearer of Identity Card RG N. 4.548.549 SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF) under N.  007.738.228-52,  domiciled in  the  city of  São  Paulo,  State of  São  Paulo, at  Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Itaúsa – 10th floor; (ii) Vice Presidents: (ii.1) ALFREDO  EGYDIO  SETUBAL,  Brazilian  citizen,  married,  business  administrator,  bearer of Identity  Card  RG N. 6.045.777-6 - SSP/SP,  enrolled  with  the  Individual  Taxpayers’  Registry (CPF)  under N.  014.414.218-07,  domiciled in  the  city of  São  Paulo,  State of  São  Paulo, at Praça  Alfredo  Egydio  de  Souza  Aranha, n.º  100,  Torre  Eudoro  Villela –  13rd  floor; (ii.2) ANTONIO  CARLOS  BARBOSA  DE  OLIVEIRA,  Brazilian  citizen,  married,  engineer,  bearer of Identity Card RG N. 4.518.457-4 - SSP/SP, with the Individual Taxpayers’ Registry (CPF) under N. 528.154.718-68, domiciled in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Itaúsa – 8th floor; (ii.3) ANTONIO JACINTO MATIAS, Portuguese citizen, married, engineer, bearer of Identity Card RG N. 3.375.448-2 - SSP/SP, with the Individual Taxpayers’ Registry (CPF) under N. 331.476.988-15, domiciled in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Itaúsa – 8th floor; (ii.4) CANDIDO BOTELHO BRACHER, Brazilian citizen, married, business administrator, bearer of Identity Card RG N. 10.266.958-2 - SSP/SP, with the Individual Taxpayers’ Registry (CPF) under N. 039.690.188-38, domiciled in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, n.º 3.400 – 4th floor; (iii) Executive Officers: (iii.1) GERALDO JOSÉ CARBONE, Brazilian citizen, married, economist, bearer of Identity Card RG N. 8.534.857 – SSP/SP, with the Individual Taxpayers’ Registry (CPF) under N. 952.589.818-00, domiciled in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Itaúsa – 8th floor; (iii.2) JOSÉ FRANCISCO CANEPA, Brazilian citizen, married, engineer, bearer of Identity Card RG N. 2.540.798 - IFP/RJ, with the Individual Taxpayers’ Registry (CPF) under N. 370.053.087-00, domiciled in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Itaúsa - 8th floor; (iii.3) MARCO AMBROGIO CRESPI BONOMI, Brazilian citizen, divorced, economist, bearer of Identity Card RG N. 3.082.364-X – SSP/SP, with the Individual Taxpayers’ Registry (CPF) under N. 700.536.698-00, domiciled in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Alfredo Egydio – 12nd floor; (iii.4) RODOLFO HENRIQUE FISCHER, Brazilian citizen, married, engineer, bearer of Identity Card RG N. 5.228.587-X - SSP/SP, with the Individual Taxpayers’ Registry (CPF) under N. 073.561.718-05, domiciled in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Eudoro Villela-floor zero; (iii.5) RUY VILLELA MORAES ABREU, Brazilian citizen, married, business administrator, bearer of Identity Card RG N. 5.692.381-8 SSP/SP, with the Individual Taxpayers’ Registry (CPF) under N. 010.729.178-90, domiciled in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Itaúsa – 8th floor; (iii.6) SÉRGIO RIBEIRO DA COSTA WERLANG, Brazilian citizen, married, engineer, bearer of Identity Card RG N. 04.590.754-0 - IFP/RJ, with the Individual Taxpayers’ Registry (CPF) under N. 506.666.577-34, domiciled in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Eudoro Villela – 6th floor; (iii.7) RICARDO VILLELA MARINO, Brazilian citizen, married, engineer, bearer of Identity Card RG N. 15.111.115-7 - SSP/SP, with the Individual Taxpayers’ Registry (CPF) under N. 252.398.288-90, domiciled in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Alfredo Egydio – 12nd floor; and (iii.8)SILVIO APARECIDO DE CARVALHO, Brazilian citizen, divorced, business administrator, bearer of Identity Card RG N. 3.293.653 SSP/SP, with the Individual Taxpayers’ Registry (CPF) under N. 391.421.598-49, domiciled in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n.º 100, Torre Conceição – 12nd floor.

São Paulo, November 12nd, 2008. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Francisco Eduardo de Almeida Pinto, Guilherme Affonso Ferreira, João Dionísio Filgueira Barreto  Amoêdo,  Joaquim  Francisco  de  Castro  Neto,  Israel  Vainboim,  Pedro  Luiz  Bodin  de Moraes and Vicente Falconi Campos.

São Paulo, November 12nd, 2008.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.